UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2006

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 1-5975

A. Full Title of Plan: Humana Retirement and Savings Plan

B. Name of Issuer of the Securities held Pursuant to the Plan and the Address of its Principal Executive Office:

Humana Inc.
500 West Main Street
Louisville, Kentucky 40202

Humana Retirement and Savings Plan
Index
December 31, 2006 and 2005
Pages

Report of Independent Registered Public Accounting Firm	2

Financial Statements

Statements of Net Assets Available for Benefits,
December 31, 2006 and 2005	3

Statements of Changes in Net Assets Available for Benefits
for the years ended December 31, 2006 and 2005	4

Notes to Financial Statements	5-12

Supplemental Schedule

Schedule of Assets (Held at End of Year),
December 31, 2006	13

Signatures	14

Exhibit Index	15

Consent of Independent Registered Public Accounting Firm	16

Note: Other Schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA) have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
Humana Retirement and Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Humana Retirement and Savings Plan (the Plan) at December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As discussed in Note 2, effective for plan years ended after December 31, 2006, FASB Staff Position Nos. AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Audit Guide and Defined Contribution Health and Welfare and Pension Plans, was required to be implemented. Therefore the presentation of the 2005 and 2006 financial statement amounts include the presentation of fair value with an adjustment to contract value for such investments.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Louisville, Kentucky
June 18, 2007

Humana Retirement and Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2006 and 2005
	2006	2005
Assets
Investments, at fair value (Note 3)	$1,063,586,968	$927,244,922
Contributions receivable from participating employees	1,730,404	1,265,013
Contributions receivable from employer	27,605,759	21,816,109
Accrued interest and dividends	246,519	196,511

Total assets	1,093,169,650	950,522,555

Liabilities

Accrued expenses	236,601	76,978

Total liabilities	236,601	76,978

Net assets available for benefits at fair value	1,092,933,049	950,445,577

Adjustment from fair value to contract value for full
benefit-responsive investment contracts	1,156,067	686,345

	$1,094,089,116	$951,131,922

Humana Retirement and Savings Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2006 and 2005

	2006	2005

Interest and dividend income	$17,573,444	$12,431,871

Contributions
Participants	69,714,044	48,487,208
Employer	48,262,547	35,016,688

Transfers to the Plan	-	10,488,314
Net appreciation in fair value of investments	67,116,693	155,956,258

Total additions	202,666,728	262,380,339

Benefits paid to participants	58,502,869	56,898,841
Administrative expenses	1,206,665	733,356

Total deductions	59,709,534	57,632,197

Net increase	142,957,194	204,748,142

Net assets available for benefits
Beginning of year	951,131,922	746,383,780

End of year	$1,094,089,116	$951,131,922

Humana Retirement and Savings Plan
Notes to Financial Statements
December 31, 2006 and 2005

1. Summary of Plan

The Humana Retirement and Savings Plan (the Plan) is a qualified, trusteed plan established for the benefit of the employees of Humana Inc. and its subsidiaries (the Company or Humana) and is subject to the Employee Retirement Income Security Act of 1974 (ERISA). The Company is the sponsor of the Plan and is one of the nation's largest publicly traded health benefits companies offering a diversified portfolio of health insurance products and related services through traditional and consumer-choice plans to employer groups, government sponsored programs, and individuals. This document describes the Plan during 2006 and 2005.

a. Contributions: The Plan maintains three accounts, the After Tax Account, the Retirement Account, and the Pretax Savings Account.

Any employee of the Company who is employed with a sponsoring employer is eligible to participate in the Plan's Pretax Savings Account beginning on the employee's date of hire. A participant, through payroll deductions, may contribute not less than 1% nor more than 35% of the participant's annual compensation, not to exceed the Section 402(g) (of the Internal Revenue Code of 1986 (IRC)) limitation in effect for the calendar year, which was $15,000 for 2006 and $14,000 for 2005.

The Company enrolls eligible participants at 3% of compensation 45 days after the employee's date of hire, unless the employee elects not to participate in the Pretax Savings Account or elects a different percentage up to 35%. On November 1, 2006, any associate hired before January 1, 2002 and had never participated in the 401(k) plan, were automatically enrolled at 3%, after a 45 day enrollment period. The Company's matching contribution is equal to 50% of the participant's contribution up to 6% of the participant's annual compensation for any participating employee. The Board of Directors of the Company, at its option, may increase this matching percentage up to 100%. All matching contributions are funded bi-weekly and were invested in the Humana Stock Fund. Once the matching contributions are funded, participants can transfer the matching contributions among any funds within the Plan. Beginning on January 1, 2007, all matching contributions follow the participants' investment elections.

The Pretax Savings account includes "catch-up" contributions. Participants who are age 50 or older and contribute the maximum federal limit or Plan maximum limit may contribute an additional "catch-up" contribution, up to $5,000 in 2006 and $4,000 in 2005, through payroll deductions, in an amount not less than 1% nor more than 35% of the participant's annual compensation, in accordance with the Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA). "Catch-up" contributions are not considered in the calculation of the Company matching contributions.

Participants are immediately eligible to participate in the Plan's After Tax Accounts. A participant, through payroll deductions, may contribute not less than 1% or more than 2% of the participant's annual compensation, on an after tax basis. After Tax contributions are not considered in the calculation of the Company matching contributions.

After an employee completes two years of service with a sponsoring employer and has complied with certain other service requirements, the company makes annual contributions into the Retirement Account of the Plan. For the plan years ended December 31, 2006 and 2005, the Company made an allocation to the participants based on an amount equal to 4% of each participating employee's qualifying compensation earned during the plan year, plus 4% of any compensation that exceeds the social security taxable wage base. Contribution amounts are computed as of the end of each plan year and are nonforfeitable.

Humana Retirement and Savings Plan
Notes to Financial Statements
December 31, 2006 and 2005

Contributions to the Plan by or on behalf of employees may be restricted in amount and as to timing so as to meet various requirements of the IRC, as amended.

Each participant's account is credited with the participant's contributions, the Company's contributions, the allocations of Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participants' account balances.

Participants may allocate contributions to the After Tax Account, the Pretax Savings Account and the Company's contribution to the Retirement Account among various investment options in 1% increments. The Plan offers sixteen mutual funds, the Humana Stock Fund, and the Schwab Personal Choice Retirement Account (PCRA), which is a self-directed brokerage account, as investment options. On September 1, 2006, five Schwab Target Funds were added as investment options. The Humana Stock Fund is a participant directed commingled fund that invests primarily in the Company's stock with a minor portion of short-term investments. Ownership in the Humana Stock Fund is measured by units rather than shares of common stock. In the absence of such allocation, contributions were invested in the Primco Stable Value Fund until August 31, 2006, since then they are invested in one of the Schwab Target funds, based on a participant's birth year. In connection with a change in allocation of a participant's or the Company's future contributions among the sixteen investment options and a change in the investment of existing accounts, the purchases and sales due to fund transfers are transacted at the funds' net asset value on the day the transaction is initiated.

Employee contributions are nonforfeitable. Participants who withdraw from the Pretax Savings Account prior to being credited with three years of service with the Company will forfeit the employer contributions. Once a participant has completed three years of service, the employer contributions become totally nonforfeitable.

b. Forfeitures: Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Employer contributions, forfeited as a result of withdrawal following termination of employment, will be available to reduce the amount of subsequent employer contributions to the Pretax Savings Account. If a former participant is re-employed prior to five consecutive one-year breaks in service and repays the amount of his/her distribution, then any forfeited employer contributions are restored to his/her account.

At December 31, 2006 and 2005, forfeited non-vested accounts totaled $43,950 and $52,402, respectively. These accounts will be used to reduce future employer contributions. Also, in 2006 and 2005, employer contributions were reduced by approximately $1,911,000 and $2,198,500 from forfeited nonvested accounts, respectively.

c. Withdrawals: The value of a participant's interest, including employer contributions, is generally payable upon the occurrence of one of the following events: (1) the participant's termination of employment; (2) a determination by the Company upon competent medical or other evidence that, by reason of permanent and total disability, the participant is incapable of performing the duties of his/her work; or (3) the participant's death.

A participant may generally withdraw an amount from the After Tax Account equal to the value of the participant's account as of the valuation date following the date the withdrawal request is received by the Plan Administrator. In the event funds are needed because of extreme financial hardship, as defined by law, the participant may be allowed to make a withdrawal of his/her vested account balance. In addition, the Plan contains restrictions relating to minimum withdrawals and the frequency of withdrawals.

Humana Retirement and Savings Plan
Notes to Financial Statements
December 31, 2006 and 2005

Benefits under the Plan are payable to withdrawing participants, including retirees, as follows:

    A lump-sum distribution in cash or, in the event of a distribution from the Humana Stock Fund, partially or totally in Humana common stock, or

    Monthly, quarterly or annual installments for a period of 5, 10, 15 or 20 years not to exceed the life expectancy of the participant, or the joint and last survivor expectancy of the participant and designated beneficiary, or

    A life annuity paid monthly or quarterly, or

    A life annuity with guaranteed payments for a period of 5, 10, 15 or 20 years.

If the vested account balance is less than $1,000, a lump-sum distribution will be made.

The Plan permits the employee to roll over contributions to another qualified plan. An employee must make a written request to the Plan for a rollover contribution. These contributions must comply with certain requirements before the Plan will authorize the rollover contribution.

Participants may borrow from their accounts. The aggregate of the loans to a participant shall not exceed the lesser of $50,000 or 50% of the vested portion of his/her participant contribution accounts, voluntary contribution accounts, plus his/her employer After Tax and Pretax Savings Accounts to which he/she would be entitled to if he/she incurred a termination of employment. The minimum amount a participant may borrow is $1,000. Loan transactions are treated as a transfer to (from) the various investment funds from (to) the Participant Notes Receivable. Loan terms range from one to four years or up to ten years for the purchase of a primary residence. The loans are collateralized by the balance in the participant's account and bear interest at a reasonable rate in accordance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA, as determined by the Plan Administrator. Principal and interest are repaid rateably through payroll deductions.

2. Summary of Significant Accounting Policies

The following accounting policies, which conform to accounting principles generally accepted in the United States of America, have been used consistently in the preparation of the Plan's financial statements.

a. Basis of Accounting: The financial statements of the Plan are prepared under the accrual method of accounting. Withdrawals by participants are recorded when paid. Purchases and sales of securities are recorded on a settlement date basis which approximates trade date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

b. Valuation of Investments: The Plan's investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end. The Humana Stock Fund is comprised of shares of the Company's common stock and a small portion of short-term investments. The Humana Stock Fund is measured by units and is valued based on the quoted closing market price of the Company's common stock. Participant loans and investments in money market funds are valued at cost, which approximates fair value. The PCRA is a self-directed brokerage account which is comprised of various investments such as cash, common stock, mutual funds, U.S. Governmental securities, and corporate bonds, and is valued based on quoted market prices. The Plan's interest in the collective trusts is valued based on information provided by the investment advisor using the audited financial statements of the collective trust at year-end.

Humana Retirement and Savings Plan
Notes to Financial Statements
December 31, 2006 and 2005

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The plan invests in fully-benefit responsive investment contracts through a collective trust. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

The Plan presents in the accompanying statements of changes in net assets available for benefits the net appreciation or depreciation in fair value of investments, which consists of both realized gains or losses and unrealized appreciation or depreciation.

c. Administrative Expenses: Administrative expenses of the Plan are paid by the Plan and allocated to the participants' accounts.

d. Management Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting periods. Actual results could differ from those estimates.

e. Reclassifications: Certain prior year amounts have been reclassified to conform to the 2006 financial statement presentation.

Humana Retirement and Savings Plan
Notes to Financial Statements
December 31, 2006 and 2005

3. Investments

The Company appointed Schwab Retirement Plan Services as the recordkeeper and Charles Schwab Trust Company as the trustee.

The following table presents the fair value of investments at December 31, 2006 and 2005. Investments that individually represent 5% or more of the Plan's net assets have been separately identified.

	2006		2005
	Shares	Fair Value	Shares	Fair Value
Investments
Humana Common Stock	4,962,410	$274,524,843	5,166,026	$280,670,193
Primco Stable Value Fund	6,913,584	149,891,231	6,674,320	138,427,176
Schwab Instl Large Cap C1	5,559,610	123,812,521	4,983,625	93,592,483
Russell 3000 Stock Index Fund	5,139,758	107,194,790	4,760,576	85,790,336
Artisan International Fund	3,322,053	96,306,322	2,412,118	61,050,708

Mainstay Small Cap Opportun I	3,997,390	83,385,551
Armada Small Cap Value Cl 1			3,648,231	70,009,562
Pimco Total Return - Admin Class	5,809,755	60,305,261	4,862,785	51,059,243
Smith Barney Lg Cap Growth			2,424,879	57,493,891
Other investments (individually less
than 5% of Plan assets)		168,166,449		89,151,330

		$1,063,586,968		$927,244,922

During 2006 and 2005, the Plan's investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated in value as follows:

	2006	2005

Mutual funds	$20,203,351	$501,407
Common/collective funds	40,105,981	17,711,252
Employer common stock	6,807,361	137,743,599

	$67,116,693	$155,956,258

Humana Retirement and Savings Plan
Notes to Financial Statements
December 31, 2006 and 2005

4. Investment Contracts

At December 31, 2006 and 2005, the Primco Stable Value Fund represented traditional and synthetic GICs in which the Plan has an approximate 99% interest and the Humana Puerto Rico 1165(e) Retirement Plan has an approximate 1% interest. The Plan's total investment in contracts held by Primco Stable Value Fund of December 31, 2006 and 2005 were as follows:

	2006	2005
Investments, at fair value
Investment contracts - banks
State Street Bank & Trust Synthetic GIC	$36,591,060	$33,766,145
IXIS Financial Synthetic GIC	31,519,514	24,685,971
Bank of America Synthetic GIC	25,713,494	22,955,905
JP Morgan Chase Bank Synthetic GIC	25,073,918	22,401,803
Pacific Life Synthetic GIC	3,788,106	-
GE Life & Annuity ASR Co.	-	3,246,323
Wachovia Bank Traditional GIC	1,611,465	3,006,740

Investment contracts - insurance companies		-
Metropolitan Life Ins Co. Group Annuity	-	5,428,203
Monumental Life Ins Co. Synthetic GIC	25,593,674	22,936,086

	$149,891,231	$138,427,176

The Plan holds an interest in the Primco Stable Value Fund which invests in GICs, which are contracts between an insurance company and the fund that provide for guaranteed returns on principle amounts invested over various periods of time. The term "synthetic" investment contract is used to describe a variety of investment contracts under which a Plan retains ownership of the invested assets, or owns units of an account or trust which holds the invested assets. A "synthetic" investment contract, also referred to as a wrapper contract, is negotiated with an independent financial institution. Under the terms of these investment contracts, the contract issuer ensures the Plan's ability to pay eligible employee benefits at book value. The investment performance of a synthetic investment contract may be a function of the investment performance of the invested assets.

The key factors that influence future interest crediting rates for a wrapper contract include: the level of market interest rates, the amounts and timing of participant contributions, transfers, and withdrawals into/out of the wrapper contract, the investment returns generated by the fixed income investments that back the wrapper contract, and the duration of the underlying investments backing the wrapper contract.

Because changes in market interest rates affect the yield to maturity and the market value of the underlying investments, they can have a material impact on the wrapper contract's interest crediting rate. In addition, participant withdrawals and transfers from the Plan are paid at contract value but funded through the market value liquidation of the underlying investments, which also impacts the interest crediting rate. The resulting gains and losses in the market value of the underlying investments relative to the wrapper contract value are represented on the Plan's Statements of Net Assets Available for Benefits as the "Adjustment from Fair Value to Contract Value." If the Adjustment from Fair Value to Contract Value is positive for a given contract, this indicates that the wrapper contract value is greater than the market value of the underlying investments. The embedded market value losses will be

Humana Retirement and Savings Plan
Notes to Financial Statements
December 31, 2006 and 2005

amortized in the future through a lower interest crediting rate than would otherwise be the case. And if the Adjustment from Fair Value to Contract Value figure is negative, this indicates that the wrapper contract value is less than the market value of the underlying investments. The amortization of the embedded market value gains will cause the future interest crediting rate to be higher than it otherwise would have been.

The average annual yield and interest crediting rates for the synthetic GICs approximated 4.8% for 2006 and 4.5% for 2005.

5. Income Tax Status

The Internal Revenue Service has determined, and informed the Company by a letter dated May 20, 2005, that the Plan is designed in accordance with applicable sections of the IRC. In connection with a routine audit of the 2003 Plan year, the IRS raised questions about certain matters addressed in the May 20, 2005 letter, but the matter was resolved without any adverse impact in the Plan's qualified status. The Plan Administrator and the Plan's Tax Counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

6. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. If the Plan is terminated, the interest of each participant would continue to be nonforfeitable and would be distributed as determined by the Company.

7. Related Party Transactions

Certain Plan investments are shares of mutual funds managed by the trustee and therefore, these transactions qualify as party-in-interest transactions, which are exempt from prohibited transaction rules. The Plan also invests in the common stock of the Plan sponsor as well as loans to Plan participants, both of which qualify as related parties to the Plan and are exempt from prohibited transaction rules.

For the years ending December 31, 2006 and 2005, 4,976,333 units of the Humana Stock Fund were purchased for $96,350,791 and 4,553,338 units were purchased for $63,646,911, respectively. For the years ending December 31, 2006 and 2005, 5,496,479 units of the Humana Stock Fund were sold for $108,738,024 and 5,953,902 units were sold for $89,677,620, respectively.

8. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

Humana Retirement and Savings Plan
Notes to Financial Statements
December 31, 2006 and 2005

9. Merger of the CHA HMO, Inc. 401(k) Profit Sharing Plan with Humana Retirement and Savings Plan

Effective January 1, 2007, Humana approved the merger of the CHA HMO, Inc. 401(k) Profit Sharing Plan (the Plan) with the Humana Retirement and Savings Plan (Humana Plan). All active eligible employees of the Plan will become participants in the Humana Plan as of the effective date of the merger and will be vested based on the most favorable vesting schedule, either the Humana Plan vesting schedule or the Company's vesting schedule.

Humana Retirement and Savings Plan
Plan #002 EIN #61-0647538
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2006
Identity of Issue, Borrower, Lessor or Similar Party			Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value

		Shares		Fair Value

Investments, at fair value
*	Participant Loan Fund		Participant Loans, Interest Rates
			5.00%-11.00%	$16,025,946
*	Humana Stock Fund:		Humana Stock Fund:
	Humana Common Stock	4,962,410	Humana Common Stock	274,524,843
	Investcash Money Market Fund		Money Market Deposit Account,
			Interest Rate 3.0%	5,734,660
*	Schwab Instl Large Cap C1	5,559,610	Common Collective Trust Fund	123,812,521
	Russell 3000 Stock Index Fund	5,139,758	Common Collective Trust Fund	107,194,790
	Personal Choice Retirement Account		Self-Directed Brokerage Account	21,165,032
	Aston/Veredus Aggr Growth N	2,255,579	Registered Investment Company	39,517,749
	Mainstay Small Cap Opportun I	3,997,390	Registered Investment Company	83,385,551
	Artisan International Fund	3,322,053	Registered Investment Company	96,306,322
	Pimco Total Return - Admin Class	5,809,755	Registered Investment Company	60,305,261
	Dreyfus Small Cap Stock Index	865,413	Registered Investment Company	20,363,176
	Legg Mason Large Cap Growth Y	2,168,925	Registered Investment Company	53,832,727
	Schwab Managed Ret 2010 CL II	138,842	Common Collective Trust Fund	2,058,098
	Schwab Managed Ret 2020 CL II	140,230	Common Collective Trust Fund	2,344,645
	Schwab Managed Ret 2030 CL II	156,855	Common Collective Trust Fund	2,839,075
	Schwab Managed Ret 2040 CL II	206,261	Common Collective Trust Fund	3,834,387
	Schwab Managed Ret Income II	40,336	Common Collective Trust Fund	450,954

				913,695,737
	Primco Stable Value Fund:
	Investment Contracts - Banks
	Bank of America Synthetic GIC #99-049		IGT Invesco Intermediate Government	25,779,633
	Bank of America Synthetic GIC - Wrapper		Fund 103-12 Investment Entities
	IXIS Financial Synthetic GIC #1237-02		Synthetic GIC Wrapper	(66,139)
			IGT AAA Asset-Backed Security
	IXIS Financial Synthetic GIC - Wrapper		103-12 Investment Entities	31,533,008
			Synthetic GIC Wrapper	(13,494)
	JP Morgan Chase Bank Synthetic		IGT Pimco AAA Intermediate Fund	25,589,007
	GIC #433120- TH		103-12 Investment Entities
	JP Morgan Chase Bank Synthetic GIC - Wrapper		Synthetic GIC Wrapper	(515,089)
	State Street Bank & Trust Synthetic GIC #103104		IGT Invesco Short-Term Bonds
			103-12 Investment Entities	37,013,534
	State Street Bank & Trust Synthetic GIC - Wrapper		Synthetic GIC Wrapper	(422,474)
	Wachovia Bank Traditional GIC #09304-08-L		Common Collective Trust	1,611,465
	Investment Contracts - Insurance Companies
	Pacific Life Synthetic GIC# G-26956-01-001		Common Collective Trust	3,798,496
	Pacific Life Synthetic GIC - Wrapper		Synthetic GIC Wrapper	(10,390)
	Monumental Life Ins Co. Synthetic GIC		IGT WAM AAA Intermediate Fund	25,722,155
	#MDA-00640TR		103-12 Investment Entities
	Monumental Life Ins Co. Synthetic GIC - Wrapper		Synthetic GIC Wrapper	(128,481)

				149,891,231

				$1,063,586,968

	*Party-in-interest to the Plan

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Humana Retirement and Savings Plan has duly caused this report to be signed by the undersigned thereunto duly authorized.
HUMANA RETIREMENT AND SAVINGS PLAN
BY: /s/ James H. Bloem Humana Inc. James H. Bloem Senior Vice President, Chief Financial Officer and Treasurer

June 22, 2007

Exhibit Index

Exhibit 23 Consent of Independent Registered Public Accounting Firm